Exhibit to Accompany
Item 77J
Form N-SAR

The Bramwell Growth Fund
(the "Fund")


According to the provisions of Statement of Position
93 - 2 (SOP 93 - 2) "Determination, Disclosure and
Financial Statement Presentation of Income, Capital
Gain and Return of Capital Distributions by
Investment Companies," the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). As a result, the Fund has reclassified accumulated net investment losses of $1,212,620 and undistributed net realized gains of $3,455,099 to paid-in capital for the six months ended December 31, 1999.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Funds' capital account on a tax basis.